2025 REPORT

Sphere



Save the future. Save for yours.
Sphere

LETTER

Dear investors,

Over the past four years, we've been integrating Sphere into the core infrastructure of the retirement system, and it's been paying off. We are live across all major 401(k) platforms including Schwab, Vanguard, and Fidelity, and that foundation is beginning to translate into meaningful scale: $64M in AUM, 250+ plans, and 4x year-over-year growth as access grows. In parallel, we've helped shift the narrative, reaching over 200 million people with the simple but powerful idea that where your retirement money sits can matter more for climate than any other individual lifestyle decision. As we raise this seed round, we're focused on accelerating our growth so Sphere becomes the default climate-friendly option for all: launching 10 additional funds, expanding our sales, operations, engineering teams, and positioning Sphere as the standard option for the 81% of Americans who are concerned about climate change.

we've also deepened the rigor of our impact measurement and have launched the AtmoSphere Portal so customers can see both performance and emissions impact, anchoring our methodology in third-party research from As You Sow and working directly with the Greenhouse Gas Protocol to ensure retirement assets are properly recognized as a core component of Scope 3 emissions. This is about more than growth — it's about rewiring a $45 trillion system so that long-term financial security and a livable planet are aligned by design.

We need your help!

We would appreciate any introductions to employees working at companies that could be potential marquis 401(k) customers:-Values-aligned orgs or orgs in locations where employees are likely values-aligned
-$50M - $5B in their 401(k)s, i.e. 100s to 1,000s of employees
-Well-known brands, i.e. household names (Dropbox, Airbnb, Anthropic, Figma, Clorox, Levi's, Doordash, Lyft to name a few)
We would also appreciate any support in spreading the words about Sphere, and welcome any opportunities to collaborate and speak at conferences, events, podcasts, panels, etc.

Sincerely,

Alex Wright-Gladstein

Founder and CEO

Doug Burnett

Chief Creative Officer

How did we do this year?

REPORT CARD



A-

☺ The Good

Launched on Fidelity & Schwab, unlocking major 401(k) access and driving 4x YoY AUM growth as platform availability expands.

Reached 200M+ people with campaigns; 500+ actors urged SAG pension managers to move retirement savings out of Big Oil.

Built visibility via Progress Summit, NY Climate Week, NAPA Summit & more, and interviews including NPR Marketplace.

☹ The Bad

It has taken some time to find the right lead investors to set the terms for our $5M seed round.

Without a closed round, we haven't been able to start hiring, in particular for sales roles to help us meet our ambitious 2026 goals.

Taking longer than expected to launch online advertising via Meta due to compliance and creative processes.

2025 At a Glance

January 1 to December 31







$43,262 **[38%]**
Revenue

-$1,155,791
Net Loss

$380,163 **+23%**
Short Term Debt

$340,000
Raised in 2025

$243,555
Cash on Hand
As of 03/29/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$69,263

$43,262

-$1,067,905

-$1,155,791

2024

2025

| Net Margin: -2,672% | Gross Margin: -2,270% | Return on Assets: -490% | Earnings per Share: -$0.11 |

| Revenue per Employee: $10,815 | Cash to Assets: 92% | Revenue to Receivables: ~ | Debt Ratio: 599% |

📄 Sphere_-_PL_-_2025__1_.pdf   📄 Sphere_-_CF_-_2025__1_.pdf   📄 Sphere_-_BS_-_2025__1_.pdf

📄 Our_Sphere_2023-2024.pdf   📄 Our_Sphere__Inc._GAAP_Financial_Report_2025.docx.pdf

We  Our 266 Investors

Thank You For Believing In Us

Content missing

Thank You!

From the Sphere Team



Alex Wright-Gladstein

Founder and CEO

Founding CEO of MIT tech spinout Ayar Labs, which is worth over $1B and cuts the energy use of AI in half by using light to move data between chips. MIT MBA.



Jason Britton

Chief Product Officer

Former head of sustainable investing at Bank of America Merrill Lynch. Professor of sustainable investing. Yale MBA.



Doug Burnett

Chief Creative Officer

Named top 25 art director in the world. Creator of ad campaigns for Coca-Cola, Samsung, Kellogg's. 2x winner of Webby Best Good Cause Campaign o...

Details

The Board of Directors

Director	Occupation	Joined
Doug Burnett	Chief Good Officer @ Buena	2021
Heidi Lindvall	General Partner @ Pale Blue Dot	2021
Alexandra Wright-Gladstein	CEO @ Sphere	2021

Officers

Officer	Title	Joined
Jason Britton	Chief Product Officer	2021
Doug Burnett	Chief Creative Officer	2021
Alexandra Wright-Gladstein	CEO	2021

Voting Power ⓘ

Holder	Securities Held	Voting Power
Alexandra Wright-Gladstein	8,000,000 Common Shares	76.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2021	$100,000	Preferred Stock	Section 4(a)(2)
08/2021	$1,900,000	Preferred Stock	Section 4(a)(2)
06/2023	$5,000	Safe	Section 4(a)(2)
09/2023	$150,000		Section 4(a)(2)
12/2023	$232,445		Section 4(a)(2)
02/2024	$350,000	Safe	Section 4(a)(2)
09/2024	$262,500	Safe	Section 4(a)(2)
11/2024	$500,000	Safe	Section 4(a)(2)
11/2024	$283,186		Section 4(a)(2)
12/2024	$150,000	Safe	Section 4(a)(2)
12/2024	$25,000	Safe	Section 4(a)(2)
02/2025	$10,000	Safe	Section 4(a)(2)
07/2025	$10,000	Safe	Regulation D, Rule 506(b)
07/2025	$250,000	Safe	Regulation D, Rule 506(b)
08/2025	$10,000	Safe	Regulation D, Rule 506(b)
08/2025	$10,000	Safe	Section 4(a)(2)
09/2025	$50,000		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/02/2023	$150,000 ⓘ	15.0%	0.0%	$15,000,000	09/02/2026 ⓘ
12/31/2023	$232,445 ⓘ	15.0%	0.0%	$15,000,000	12/31/2026 ⓘ
11/26/2024	$283,186 ⓘ	15.0%	0.0%	$15,000,000	12/31/2027 ⓘ

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Preferred	2,519,684	2,519,684	Yes
Common	12,850,394	8,000,000	Yes

Warrants: 818
Options: 1

Form C Risks:

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

We rely on other companies to provide services for our products. We depend on contractors to meet our obligations to customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon services in compliance with requirements and in a timely and cost-effective manner.

Jason Britton and Doug Burnett are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

There is no guarantee that fossil fuel divestment will continue to outperform traditional benchmarks. Although historical studies suggest fossil-free portfolios have performed on par with or better than fossil-inclusive ones, past performance does not guarantee future results. Shifts in energy markets, global policy, or investor sentiment could lead to underperformance of fossil-free strategies relative to the broader market.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Market perceptions of climate-friendly investing may shift, affecting demand for our products. Investor interest in climate-aligned or fossil-free funds could decline due to political, economic, or cultural shifts. If demand for divestment-based strategies wanes, Sphere's core value proposition may lose resonance with investors.

Regulatory uncertainty around ESG and values-based investing may hinder adoption of our products. The legal landscape surrounding ESG and values-based investment options in retirement plans, such as 401(k)s and 403(b)s, is evolving and often inconsistent. Conflicting federal guidance and potential future regulatory changes may discourage plan sponsors or providers from offering our fossil-free mutual fund, even when it meets fiduciary standards.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Our Sphere, Inc.

Delaware Public Benefit Corporation
Organized February 2021

4 employees

440 N Barranca Ave #3149

Covina CA 91723 https://oursphere.org/

Business Description

Refer to the Sphere profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sphere is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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